

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 27, 2007

Via U.S. Mail

Mr. Steven T. Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Suite 700
Chicago, IL 60631

      RE: United States Cellular Corporation
             Form 10-K for the Year ended December 31, 2006
             File No. 001-09712
             Filed April 23, 2007

Dear Mr. Campbell:

      We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      In some of our comments we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2006

Financial Statements and Notes

Note 7. Customer Lists, page 65

1. We note your disclosures that "[c]ustomer lists, …, are amortized based on average customer retention periods using the double declining balance method in the first year, switching to the straight line method over the remaining estimated life". In this regard, advise us your basis in switching the amortization method from double declining balance to straight line method beginning the second year.

Note 20. Subsequent Events, page 83

2. We note that you entered into an acceleration share repurchase ("ASR") agreement to purchase 670,000 of your common shares from an investment banking firm for approximately $49.1 million or $73.22 per share. We also note that the bank will purchase an equivalent number of shares in the open market over time in two years and that the ASR agreement requires you to pay or receive a price adjustment at the end of the program based on the average price of shares paid by the bank in acquiring those shares. It appears that the ASR meets the definition of derivatives under paragraph 6 of SFAS 133. As such, advise us how you have accounted for the ASR in the financial statements.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director